UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Silicon Graphics International Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

82706L108

(CUSIP Number)

Daniel D. Thurber Wasatch Advisors, Inc. 150 Social Hall Avenue, 4th Floor Salt Lake City, UT 84111 (801) 533-0777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wasatch Advisors, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Utah
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,093,138
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,093,138
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,093,138
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14.	TYPE OF REPORTING PERSON (see instructions) IA

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wasatch Long/Short Fund
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,900,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,900,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,900,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14.	TYPE OF REPORTING PERSON (see instructions) IV

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael L. Shinnick
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,900,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,900,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,900,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14.	TYPE OF REPORTING PERSON (see instructions) IN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ralph C. Shive
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,900,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,900,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,900,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14.	TYPE OF REPORTING PERSON (see instructions) IN

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock (the “Shares”) of Silicon Graphics International Corp., a Delaware corporation (the “Issuer” or the “Company”). The issuer’s principal executive offices are located at 46600 Landing Parkway, Fremont, CA 94538.

Item 2.	Identity and Background

This Statement is being filed by Wasatch Advisors, Inc. (the “Advisor”) and the Wasatch Long/Short Fund (the “Fund”). The Advisor is an investment advisor registered with the Securities Exchange Commission (“SEC”) and is a Utah corporation. The Fund is a series of Wasatch Funds Trust (“Wasatch Funds”), a Massachusetts Business Trust registered with the SEC as an investment company under the 1940 Investment Company Act. The Advisor is the investment manager of the Fund.

This Statement is also being filed by Michael Shinnick and Ralph Shive. Messrs. Shinnick and Shive are the named portfolio managers of the Fund, in which capacity they share voting control and dispositive power over certain securities covered by this Statement. As such, Messrs. Shinnick and Shive may be deemed to have indirect beneficial ownership of such securities, but, each of Mr. Shinnick and Mr. Shive disclaim beneficial ownership of the Shares except to the extent of his pecuniary interest therein. The present principal occupation of each of Messrs. Shinnick and Shive is serving as a portfolio manager of the Fund and other Wasatch investment portfolios (Messrs. Shinnick and Shive, together with the Advisor and the Fund, hereinafter, the “Reporting Persons”).

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The business address of each of the Reporting Persons is 150 Social Hall Avenue, 4th Floor, Salt Lake City, UT 84111.

Messrs. Shive and Shinnick are citizens of the United States.

Item 3.	Source or Amount of Funds or Other Consideration

The Reporting Persons purchased an aggregate of 2,093,138 Shares for total consideration (including brokerage commissions) of $17 million derived from their working capital.

Item 4.	Purpose of Transaction

As of the date of this Statement, except as set forth below, none of the Reporting Persons has any present plan or intention which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons acquired the Shares covered by this Statement because, in their opinion, such Shares are undervalued by the market at the present time.

On December 15, 2011 the Company filed an 8-K announcing that Mark J. Barrenechea, President and Chief Executive Officer of the Company had tendered his resignation and that the Board of Directors of the Company had appointed Ronald D. Verdoorn to serve as interim Chief Executive Officer.

The Reporting Persons believe that the uncertainty surrounding a successor to lead the Company has contributed to the Shares’ undervaluation and underperformance. The Reporting Persons believe there are certain steps the Board should take to stabilize the Company’s long term value. The Reporting Persons intend to present their views and concerns to the Company’s current management team, including the Company’s interim CEO. The Reporting Persons want to explain to management what they believe are the factors contributing to the Shares’ undervaluation and encourage management to take action to address these factors.

Despite these opportunities for improvement, the Reporting Persons believe that the Company may continue to trade at discounted prices. If the discount persists, the Reporting Persons believe that, in keeping with sound stewardship principles, the

Company’s board will be required to consider broad strategic alternatives in addition to searching for a replacement CEO. The Reporting Persons believe considering these strategic alternatives could result in a premium price to shareholders over recent trading value.

The Reporting Persons intend to closely monitor management’s progress toward improving the Company’s operations and ultimately the share price. The Reporting Persons and their representatives and advisers intend to continue from time to time to discuss the Company and its performance with members of the Company’s board and management. In addition, the Reporting Persons and their representatives and advisers may communicate with other shareholders, industry participants, and other interested parties concerning the Company. The Reporting Persons do not have any current plans other than the monitoring and communication program outlined above.

The Reporting Persons may from time-to-time (i) acquire additional Shares (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of Shares at prices deemed favorable in the open market, in privately negotiated transactions or otherwise.

Item 5.	Interest in Securities of the Issuer

(a) As of the date of this Statement, the Reporting Persons beneficially own in the aggregate 2,093,138 Shares, constituting approximately 6.6% of the outstanding Shares. The percentage of Shares owned is based upon 31,582,871 Shares reported to be outstanding on November 4, 2011 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011. The Reporting Persons may be deemed to have direct beneficial ownership of the Shares as follows:

NAME	NUMBER OF SHARES	% OF OUTSTANDING SHARES	VOTING AND DISPOSITIVE POWER
Wasatch Advisors, Inc.	2,093,138	6.6%	Sole
Wasatch Long/Short Fund	1,900,000	6.0%	Sole

The Advisor may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) the 2,093,138 Shares because the Advisor has sole investment discretion and voting authority with respect to those Shares. The Fund holds 1,900,000 of these shares. The remaining 193,138 Shares are held by two other Wasatch Funds, which are prohibited by prospectus from making investments for the purpose of exercising control or management.

The Fund has written contracts to sell up to 140,000 shares of the Company. The options contract matures on March 17, 2012 with an exercise price of $15.

Each of Messrs. Shinnick and Shive, as the named portfolio managers of the Fund, may be deemed to share indirect beneficial ownership of the Shares which the Advisor beneficially owns. Each of Messrs. Shinnick and Shive disclaims beneficial ownership of such Shares except to the extent of his pecuniary interest therein.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any Shares.

(b) See Item 5 (a) above.

(c) See Exhibit A and B

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement, except that dividends from, and proceeds from the sale of, the Shares held by accounts managed by the Advisor may be delivered to such accounts.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the investment discretion and voting authority described in Item 2 of this Statement and options contracts described in Item 5 of this Statement, to the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

The following Exhibits are filed herewith:

Exhibit A – Information concerning transactions in the Shares affected by the Reporting Persons in the last 60 days in common stock.

Exhibit B – Information concerning transactions in the Shares affected by the Reporting Persons in the last 60 days in options contracts.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2011

By: WASATCH ADVISORS, INC.

/s/ Jeff S. Cardon
Jeff S. Cardon, CEO

By:	WASATCH FUNDS TRUST

/s/ Daniel D. Thurber
Daniel D. Thurber, Vice President

By:	/s/ Michael L. Shinnick
Michael L. Shinnick, Portfolio Manager

By:	/s/ Ralph C. Shive
Ralph C. Shive, Portfolio Manager